Exhibit 99.1

IsoEnergy Commences 8,000 Metre Summer Drill Program at the Larocque East Project, Athabasca Basin

TORONTO, June 11, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the commencement of its 2026 summer exploration program on the Larocque East project (the "Project"), which hosts the high-grade Hurricane deposit ("Hurricane" or the "Deposit"), in the eastern Athabasca Basin, Canada. The program is planned to comprise approximately 8,000 m of diamond drilling across up to 20 drill holes, focused on following up high-grade winter 2026 results (see press release dated May 12, 2026) along the highly prospective Hurricane South Trend (Figure 1).

Hurricane hosts a current Mineral Resource of 48.6 Mlb U3O8 at 34.5% U3O8 Indicated, and 2.7 Mlb U3O8 at 2.2% U3O8 Inferred (see "Qualified Person Statement" below). The Project benefits from excellent infrastructure, located approximately 40 km northwest of the McClean Lake mill, and features relatively shallow mineralization at approximately 325 m depth, supporting efficient exploration and future development optionality. The Deposit is located on the Larocque Trend, an important regional structure that also hosts other notable high-grade occurrences including those on Cameco and Orano's Dawn Lake joint venture.

Highlights

  Summer Drilling has Commenced: Approximately 8,000 m of diamond drilling is planned across up to 20 holes targeting the Hurricane South Trend is underway (Figure 1).
  Building on High-Grade Winter Results: Winter 2026 drilling returned 4.21% U₃O₈ over 3.5 m, including 11.61% U₃O₈ over 1.0 m, in hole LE26-248 within the newly reinterpreted L Fault Zone, with additional intercepts of 2.75% U₃O₈ over 0.5 m in LE26-234 and 1.75% U₃O₈ over 0.5 m in LE26-243, approximately 525 m east of the resource envelope, along the South Trend (see May 12, 2026 press release for complete results and Figure 1).
  Expansion Potential: Summer drilling is designed to test the South Trend along strike east of LE26-248 and LE21-107, both of which intersected high grade mineralization along the J-L fault corridor (Figures 1 and 2).
  Advancing Target Pipeline on Eastern Athabasca Projects: Airborne MobileMT surveys, and ground field work to investigate anomalies identified during 2024 RAMP helicopter-borne radiometric surveys, are planned to develop drill targets on four prospective early-stage projects, as well as the western portion of Larocque East (Figure 3).

Dan Brisbin, Vice President of Exploration, stated, "Following the high-grade results returned from the winter program along the Hurricane South Trend, our team has mobilized for an aggressive summer follow-up. The LE26-248 intersection opened an underexplored corridor along the southernmost fault strands of the Hurricane fault zone, and this 8,000 m program is designed to test the scale of that opportunity along strike, and to test additional targets within the broader Hurricane South Trend"

Figure 1 – Larocque East 2026 summer drill target areas

Figure 2 – Hurricane cross section 4485E showing location of strong South Trend uranium mineralization intersected at the unconformity in 2026 drill hole LE26-248 and in 2021 drill hole LE21-107. The cross section is drawn looking east and depicts geology from approximately 100 m above the unconformity to approximately 150 m below the unconformity. Summer drilling is designed to test the South Trend along strike east of LE26-248 and LE21-107, both of which intersected high grade mineralization along the J --L fault corridor.

South Trend

The Hurricane South Trend is a compelling exploration trend with mineralization intersected in multiple holes over a 500 m strike length to the east of the Hurricane deposit. Winter 2026 drilling tested the South Trend in the low-grade zone of the deposit and along strike to the east, building on previous drilling during which mineralization was intersected near the unconformity in drill holes LE25-207, LE25-210, LE21-101 and LE22-115A (see press release dated December 3, 2025). Recently received assay results confirmed high-grade mineralization within the newly reinterpreted L Fault Zone, including 4.21% U₃O₈ over 3.5 m in LE26-248, demonstrating strong potential to expand mineralization beyond the current resource footprint (see news release dated May 12, 2026). Summer 2026 drilling will follow up along this trend, focusing on step-outs from LE26-248 and the along-strike extension to the east. Potential for high grade mineralization like the 20.4% U3O8 intersected over 6.5 m in 2021 drill hole LE21-107 (see news release dated February 3, 2022) will also be tested along the J-K fault zone within the broader South Trend east of the deposit.

Athabasca Projects Target Development

In addition to Larocque East, IsoEnergy has 14 prospective early-stage projects in the eastern Athabasca Basin on which a pipeline of drill targets is being developed (Figure 3). Summer work is planned across four of these early-stage projects, as well as the western portion of Larocque East. Airborne MobileMT surveys are planned for the Trident, Ranger and western Larocque East projects, complementing MobileMT surveys previously completed on the East Rim and Evergreen projects, expected to provide conductivity and magnetic information that will advance interpretation of structural geology, alteration and basement rock types.

Prospecting and geological field work are planned on the Evergreen and East Rim projects in late summer to investigate radiometric anomalies identified by RAMP high resolution helicopter-borne radiometric surveys completed in 2024.

Figure 3 – Location of IsoEnergy's exploration projects in the eastern Athabasca Basin showing planned summer exploration work.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects). See the April 6, 2026 press release for information on quality assurance/quality control procedures, as well as the complete exploration results from the previous programs disclosed herein. Dr. Brisbin has verified the data disclosed herein. Data verification procedures included comparing radioactivity measured on core with the RS-125 spectrometer to radioactivity measured downhole with the 2PGA probe, comparing RS-125 data to cps values marked on core boxes in core photos, and checking reported composite lengths and cps values.

For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

Cautionary Statement Regarding Forward-Looking Information

This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities for summer 2026 and the anticipated results thereof; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as  planned and will be reported when anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC").  Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

View original content to download multimedia:https://www.prnewswire.com/news-releases/isoenergy-commences-8-000-metre-summer-drill-program-at-the-larocque-east-project-athabasca-basin-302797306.html

SOURCE IsoEnergy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2026/11/c0307.html

%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca,, 1-833-572-2333, X: www.isoenergy.ca;@IsoEnergyLtd

CO: IsoEnergy Ltd.

CNW 07:00e 11-JUN-26